

17018165

Washington, D.C. 20549

RMS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Investments For You, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. Maple Street

(No. and Street)

Marysville, OH 43040

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAX C. BINGMAN, PRESIDENT (937) 644-1661

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLC

(Name – *if individual, state last, first, middle name*)

230 WEST STREET, SUITE 700, COLUMBUS, OH 43215

(Address) (City) (State) (Zip Code)

RECEIVED
DEC 11 PM 3:24
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ypw

OATH OR AFFIRMATION

I, MAX C. BINGMAN, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENTS FOR YOU, INC., as of SEPTEMBER 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Max C. Bingman
Signature

PRESIDENT
Title

Bradley L. Conley
Notary Public


NOTARIAL SEAL
STATE OF OHIO

BRADLEY L. CONLEY
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Union County
My Comm. Exp. 7/1/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS FOR YOU, INC.
=========================

CONTENTS

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of financial condition of Investments For You, Inc. as of September 30, 2017 and 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of Investment for You, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Investment for You, Inc's financial statements. The supplemental information is the responsibility of Investment for You, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

The Computation and Reconciliation of Net Capital as of September 30, 2016 has been restated to conform to current year presentation. Certain errors resulting in understatement of amounts previously reported for non-allowable assets and overstatement of amounts previously reported for audited net capital as of September 30, 2016 were discovered by management of the Company during the current year. Accordingly, amounts reported for non-allowable assets and audited net capital have been restated in the 2016 supplementary schedule of Computation and Reconciliation of Net Capital now presented. Our opinion is not modified with respect to that matter.

GBQ Partners LLC

Columbus, Ohio
November 22, 2017

INVESTMENTS FOR YOU, INC.

STATEMENTS OF
FINANCIAL CONDITION
As of September 30, 2017 and 2016

ASSETS

	2017	2016
Current Assets		
Cash	$ 20,596.56	$ 33,733.06
Commissions Receivable	100,865.86	62,636.68
Prepaid Regulatory Fees	574.31	444.31
Prepaid Expenses	2,882.65	2,049.98
Total Current Assets	$ 124,919.38	$ 98,864.03
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 124,919.38	$ 98,864.03

LIABILITIES AND STOCKHOLDER'S EQUITY

	2017	2016
Current Liabilities		
Accounts Payable	$ 2,815.00	$ 156.00
Management Fee Payable	$ 6,444.96	$ 3,158.11
Commissions Payable to Related Parties	$ 29,134.11	$ 32,964.76
Commissions Payable, Sales representatives, net	$ 59,327.17	$ 45,387.52
Total Current Liabilities	$ 97,721.24	$ 81,666.39
Stockholder's Equity		
Common Stock	$ 500.00	$ 500.00
Additional Paid In Capital (Note 2)	16,000.00	6,000.00
Retained Earnings	10,698.14	10,697.64
	27,198.14	17,197.64
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 124,919.38	$ 98,864.03

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF OPERATIONS
For the years ending September 30, 2017 and 2016

	2017	2016
REVENUE		
Commission income	$ 898,651.61	$ 972,462.76
Total Revenue	$ 898,651.61	$ 972,462.76
COST OF SALES		
Commissions	716,477.43	810,726.56
Total Cost of Sales	$ 716,477.43	$ 810,726.56
GROSS MARGIN	$ 182,174.18	$ 161,736.20
EXPENSES		
Postage	96.40	2,891.45
Broker/Dealer Licenses	5,144.00	6,898.23
Insurance	11,159.54	4,794.50
Medallion Signature Guarantee Cost	3,055.00	(1,102.84)
Disaster Recovery Computer Cost	31,674.00	24,702.00
Travel	5,547.78	4,019.30
Management Fees	52,785.62	58,160.56
Marketing & Website Development	4,664.23	4,521.03
Outside Services	51,047.55	42,853.50
Legal and Professional Fees	9,027.00	10,333.00
Training	1,802.80	-
Miscellaneous Office Expenses	6,347.02	2,566.19
State Franchise, Local, & CAT Tax	(156.86)	1,117.00
Total Expenses	$ 182,194.08	$ 161,753.92
LOSS FROM OPERATIONS	$ (19.90)	$ (17.72)
OTHER INCOME		
Interest Income	$ 20.40	$ 19.77
NET INCOME	$ 0.50	$ 2.05
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.01	$ 0.04

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

========================

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ending September 30, 2017 and 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of September 30, 2015	$500.00	$6,000.00	$10,695.59	$17,195.59
Net Income			$2.05	$2.05
Balance as of September 30, 2016	$500.00	$6,000.00	$10,697.64	$17,197.64
Stockholder Cash Contribution (Note 2)		$10,000.00		$10,000.00
Net Income			$0.50	$0.50
Balance as of September 30, 2017	$500.00	$16,000.00	$10,698.14	$27,198.14

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

=======================

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2017 and 2016

	September 30, 2017	September 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 0.50	$ 2.05
(Increase) Decrease in:		
Commissions Receivable	(38,229.18)	24,415.63
Prepaid Regulatory Fees	(130.00)	192.75
Prepaid Expenses	(832.67)	(2,049.98)
Increase (Decrease) in:		
Accounts Payable	2,659.00	(125.25)
Management Fee Payable	3,286.85	367.83
Commissions Payable to Related Parties	(3,830.65)	6,694.08
Commissions Payable, Sales representatives, net	13,939.65	(43,291.60)
NET CASH USED IN OPERATING ACTIVITIES	$ (23,136.50)	$ (13,794.49)
CASH FLOWS FROM FINANCING ACTIVITIES		
Equity Contribution by Sole Shareholder	$ 10,000.00	$ -
NET DECREASE IN CASH	$ (13,136.50)	$ (13,794.49)
CASH AT THE BEGINNING OF THE PERIOD	33,733.06	47,527.55
CASH AT THE ENDING OF THE PERIOD	$ 20,596.56	$ 33,733.06

The accompanying notes are an
an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments For You, Inc. (the Company) is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established on October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company receives commissions from the sale of securities. Commission revenue is recognized on the settlement date of the security sale. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2017 and 2016 due to management's belief that all amounts are collectible.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising costs are expensed in the period in which the costs are incurred. The advertising costs for the years ended September 30, 2017 and 2016 was $3,934 and $4,289, respectively.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers.* ASU 2014-09 clarifies the accounting principles for recognizing contract revenue between a vendor and a customer for the provision of goods and services. The update is effective for the Company's fiscal year ending September 30, 2020.. Management is in the process of determining the effect of this change on its accounting and disclosure of revenue activity.

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President and Company's sole shareholder's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for the years ended September 30, 2017 and 2016 was $52,786 and $58,161, respectively. At September 30, 2017 and 2016, the company owed $6,445 and $3,158, respectively, to a related party entity under common control of the
Company's President and sole shareholder. Additionally, as of September 30, 2017 and 2016, the company owed $29,134 and $32,965, respectively to the President in the form of commissions on the sale of securities.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding as of September 30, 2017 and 2016.
During 2017, the sole shareholder contributed $10,000 cash to the Company, which has been reflected as Additional Paid in Capital.

NOTE 3 - INCOME TAXES

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2017 and 2016, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

The Company accounts for uncertainty in income taxes in its financial statements as required by generally accepted accounting principles. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. Management determined there were no material uncertain positions taken by the Company in its tax returns.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm's Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.

NOTE 5 – CONTINGENCIES

As of September 30, 2017, the Company has two matters pending. The first is an ongoing FINRA examination and the second is an investigation into a customer complaint. Both matters are still in the preliminary stages and management is not able to estimate an amount, if any, that they may be required to pay if there are findings. As such, no provision is included in the accompanying financialstatements.

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

As of September 30, 2017 and 2016

	September 30, 2017	September 30, 2016 (As Restated)
Total ownership equity qualified for net capital	$ 27,198.14	$ 17,197.64
Increase (Decrease)		
Non-allowable assets	(15,423.63)	(19,455.67)
Haircuts on securities	-	-
Auditied Net Capital	$ 11,774.51	$ (2,258.03)
Unaudited Net Capital per Focus Report	11,774.51	(2,258.03)
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

As of September 30, 2017 and 2016

	September 30, 2017	September 30, 2016 (As Restated)
Total Assets	$ 124,919.38	$ 98,864.03
Total Liabilities (exclusive of subordinated debt)	(97,721.24)	(81,666.39)
Net Worth	27,198.14	17,197.64
Increase (Decrease)		
Non-allowable assets	(15,423.63)	(19,455.67)
Haircuts on Securities	-	-
Audited Net Capital	$ 11,774.51	$ (2,258.03)
Unaudited Net Capital Per Focus Report	11,774.51	(2,258.03)
Difference	$ -	$ -

EXEMPTION REPORT DISCLOSURES

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investments for You, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Investments for You, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(1) ("the exemption provisions") and (2) Investments For You, Inc. stated that Investments for You, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment For You, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment for You, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GBQ Partners LLC

Columbus, Ohio
November 27, 2017

EXEMPTION REPORT

I, Max C. Bingman, President of Investments For You, Inc., declare that to my best knowledge and belief, that Investments For You, Inc. meets the provisions in §240.15c3-3(k)(1). Therefore, Investments For You, Inc. is claiming an exemption from §240.15c3-3. Investments For You, Inc. met the identified exemption provisions throughout the fiscal year ending September 30, 2017 without exception.



Max C. Bingman, President